UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Departure of Director

On June 30, 2025, Mr. Zhong Lin tendered his resignation as a member of the Board of Directors (the “Board”) of Xiao-I Corporation (the “Company”) and a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board. Mr. Zhong Lin’s decision to resign was not the result of any disagreement with the Company, the Board, management, or any matter relating to the Company’s operations, policies or practices.

Appointment of Director

On July 1, 2025, the Board appointed Jun Wang to serve as an independent director of the Board, a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board. The foregoing actions became effective on July 1, 2025.

In connection with Jun Wang’s appointment, the Company and Mr. Wang entered into a Director Agreement and an Indemnification Agreement. Pursuant to the Director Agreement, Mr. Wang will serve as a director of the Company, effective as of July 1, 2025, and will continue to serve until his successor is duly elected or appointed and qualified, or until his earlier death, disqualification, resignation, or removal from office. Mr. Wang will receive annual compensation of RMB 330,000, payable in equal monthly installments. The Director Agreement is not an employment agreement and does not create any right to continued employment with the Company.

Pursuant to the Indemnification Agreement, the Company has agreed to indemnify Mr. Wang, to the fullest extent permitted by law, against certain liabilities and expenses incurred as a result of actions brought against him in his capacity as a director of the Company. The Company will also advance expenses in connection with such proceedings, subject to customary conditions, including a written undertaking to repay any amounts advanced if it is ultimately determined that Mr. Wang is not entitled to indemnification. The Indemnification Agreement survives Mr. Wang’s service as a director and includes protections in the event of a change in control.

The foregoing summary of the Director Agreement and Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which are filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

Jun Wang has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K, and have no arrangement or understanding with any other person required to be disclosed pursuant to Item 401(a) of Regulation S-K. Jun Wang has no family relationships required to be disclosed pursuant to Item 401(d) of Regulation S-K. The Board has determined that Jun Wang is independent pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, based on an evaluation of the relationships between the Company and each of those members.

Descriptions of Jun Wang’s background and experience are as follows:

Mr. Jun Wang has served as Deputy General Manager of Meiyu Hotel Management (Beijing) Co., Ltd. since September 2020, where he is responsible for integrating Internet of Things (IoT), big data, and AI technologies to enhance hotel operations and improve management efficiency. From September 2000 to September 2020, Mr. Wang served as Technical Director at Meiyu Hotel Management (Beijing) Co., Ltd., where he oversaw smart hotel infrastructure projects involving energy efficiency, intelligent room management, and precision system deployment. Mr. Wang has over two decades of experience in the application of intelligent systems and IoT technologies and has led numerous smart agriculture demonstration projects in China. Mr. Wang holds a bachelor’s degree in IoT Engineering from Qingdao University of Science and Technology.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
10.1	Director Agreement, dated July 1, 2025, by and between Xiao-I Corporation and Jun Wang
10.2	Indemnification Agreement, dated July 1, 2025, by and between Xiao-I Corporation and Jun Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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